Exhibit 99.1

Sinovac Reports Unaudited First Quarter 2013 Financial Results

-Conference call scheduled for Tuesday, May 28, 2013 at 8:00 AM EDT -

BEIJING, May 28, 2013 /PRNewswire/ — Sinovac Biotech Ltd. (SVA), a leading provider of biopharmaceutical products in China, announced today its unaudited first quarter financial results for the period ended March 31, 2013.

First Quarter 2013 Financial Highlights (Year-over-year comparisons to first quarter 2012)

•           Total sales increased by 68% to $10.1 million.

•           Gross profit increased by 90% to $7.1 million and gross profit margin percentage increased to 70% from 62%.

•           Net loss attributable to common stockholders was $2.0 million, or $0.04 per basic and diluted share, compared to a net loss of $5.6 million, or $0.10 per basic and diluted share, for the first quarter 2012.

•           Cash and cash equivalents totaled $91.6 million as of March 31, 2013, compared to $91.2 million as of December 31, 2012.

Business Highlight:

•           In January 2013, Sinovac completed a pre-clinical study for its varicella vaccine candidate and submitted an application to the China Food and Drug Administration (CFDA) to commence clinical trials.

•           In April, Sinovac Biotech Co., Ltd. or Sinovac Beijing, the main operating subsidiary company of Sinovac, obtained a certificate of Good Manufacturing Practices for Pharmaceutical Products (GMP certificate) from the China Food and Drug Administration (CFDA) for its proprietary vaccines, its Haidian bulk production plants, and its Changping filing and packaging facility. The GMP certificate covers Sinovac Beijing's vaccines commercialized in China and approved for stockpiling, inclusive of the inactivated hepatitis A vaccine (human diploid cell); Inactivated hepatitis A and B combined vaccine; influenza vaccine (split virion), inactivated; H5N1 pandemic influenza vaccine (inactivated, adjuvanted); pandemic influenza vaccine (split virion, adjuvanted); and H1N1 influenza A vaccine (split virion, inactivated). The GMP certificate is valid for five years expiring on April 17, 2018.

Dr. Weidong Yin, Chairman, President and CEO, commented, "I am very pleased with the sales performance of our hepatitis A vaccine in the first quarter 2013, which is the primary driver to the total sales growth of 68% year-over-year.  In the first quarter, the mumps vaccine manufactured by our Dalian site was commercialized, which also contributed to the sales growth in the first quarter."

Dr. Yin continued, "As our commercialized vaccines keep growing, our near-term pipeline product, the enterovirus 71 (EV71) vaccine, realized another significant milestone. Enterovirus 71 (EV71) vaccine remains to be a significant unmet medical need across China and Asia because of the widespread outbreaks of hand, foot and mouth disease (HFMD) caused by EV71 and significant pediatric mortality rates. In 2012, over 2 million cased were reported and over 500 fatal cased published by China National Health and Family Planning Commission ( or "NHFPC", previously named China Ministry of Health). We announced the approximately 95% efficacy rate of our proprietary EV71 vaccine from the phase III clinical trial on this vaccine. Based on the study results, our EV71 vaccine candidate has a good safety, immunogenicity and efficacy profile. The next step is to file the new drug application to Beijing Drug Administration in order to apply for the new drug certificate and the production license. And it is expected to launch in 2014."

"We are also committed to advance our other vaccine development pipeline. We have a few pipeline products, including varicella vaccine, pneumococcal vaccines and rubella vaccine that are under the evaluation by CFDA for granting a clinical trial approval. We believe the advancement of these product development programs will maintain our sustainable growth in long term."

Financial Review for First Quarter Ended March 31, 2013

An analysis of sales and gross profit is as follows:

In USD'000	2013Q1	% of Sales	2012Q1	% of Sales	Change %

Hepatitis A - Healive	6,165	61.3%	1,612	27.0%	282.4%
Hepatitis A&B - Bilive	2,995	29.8%	4,015	67.2%	-25.4%
Hepatitis vaccines	9,160	91.1%	5,627	94.2%	62.8%

Influenza vaccines	294	3.0%	314	5.3%	-6.4%
Core sales	9,454	94.1%	5,941	99.5%	59.1%
Animal vaccine	13	0.1%	32	0.5%	-59.4%
Mumps vaccines	585	5.8%	-	-	-
Total sales	10,052	100%	5,973	100%	68.3%

Cost of goods sold	2,992	29.8%	2,255	37.8%	32.7%

Gross profit	7,060	70.2%	3,718	62.2%	89.9%

Total sales for the first quarter 2013 increased by 68% to $10.1 million, from $6.0 million in first quarter of 2012. The total sales growth was primarily driven by sales increase in Healive which was due to the favorable competitive landscape. The mumps vaccine manufactured by our Dalian site was firstly commercialized in the current quarter that also contributed to the total sales growth. The total sales growth was partly offset by the decrease of Bilive sales.

Gross profit of the first quarter 2013 increased by 90% to $7.1 million from $3.7 million in the same period of 2012. Gross profit margin percentage increased to 70% from 62% in 2012 with Healive sales represented 61% of the current quarter sales compared to 27% in same period of 2012.  The main reasons for the increased gross profit margin in first quarter 2013 were the lower unit cost of Healive resulted from higher production volume in response to increased sales and the higher sales mix of Healive vaccines in syringe sold at premium price.

Selling, general and administrative expenses for the first quarter 2013 were $6.4 million, compared to $4.3 million in the same period of 2012. SG&A expenses as a percentage of the sales in first quarter of 2013 were 63%, compared to 72% for the same quarter of prior year. The increase in SG&A expenses was mainly due to increased selling activities and costs that resulted in sales increases in hepatitis A and new mumps vaccines; Material and labor costs mainly for the ongoing validation activities to prepare for GMP certification for the EV71 manufacturing facilities in the Changping site; And higher operating, amortization and utilities costs in current quarter in Changping site, which was under renovation in same period of prior year.

R&D expenses in the first quarter of 2013 were $1.8 million, a significant decrease from $7.3 million in the same period of 2012 as the EV71 vaccine Phase III clinical trial was approaching to the end stage in current quarter where it just started in the same period of 2012. Also, since mumps was commercialized, no research and development expenses in current quarter while it was being developed in the same period of 2012.

Depreciation of property, plant and equipment and amortization of licenses and permits for the first quarter of 2013 was $0.8 million, compared to $0.3 million for the same period of prior year. Depreciation increased because more assets were put into service at the Changping facility since the last quarter of 2012.

Net loss attributable to stockholders in the first quarter of 2013 was $2.0 million, or $0.04 per basic and diluted share, compared to a net loss of $5.6 million, or $0.10 per basic and diluted share, for the same quarter of last year.

As of March 31, 2013, cash and cash equivalents totaled $91.6 million, compared to $91.2 million as of December 31, 2012. Net cash used in operating activities was $5.6 million in the first quarter of 2013. Net cash of $2.1 million was used in investing activities which was mainly used for payment and prepayment for acquiring property, plant and equipment for Changping facility. Net cash provided by financing activities was $8.0 million in the first quarter of 2013, including loan proceeds of $7.5 million drawn under credit facilities already in place supporting EV71 vaccine commercialization and daily operations. When appropriate, the Company will seek new sources of financing to commercialize other pipeline products.

Conference Call Details

The Company will host a conference call on Tuesday, May 28, 2013 at 8:00 a.m. EDT (May 28, 2013 at 8:00 p.m. China Standard Time) to review the Company's financial results and provide an update on recent corporate developments. To access the conference call, please dial 1-877-407-4018 (USA) or 1-201-689-8471 (International). A replay of the call will be available from 11 a.m. EDT on May 28, 2012 to June 11, 2013 at midnight. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (International) and reference the replay pin number 414862.

A live audio webcast of the call will also be available from the investors section on the corporate web site at www.sinovac.com. A webcast replay can be accessed on the corporate website beginning May 28, 2013 and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu) and mumps, as well as animal rabies vaccine for canines. The Company recently concluded the phase III clinical trial for enterovirus 71 (against hand, foot and mouth disease).  In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program.  The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for pneumococcal polysaccharides, pneumococcal conjugate, varicella and rubella. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines. Sinovac has also been granted a license to commercialize seasonal flu vaccine in Mexico.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee
Sinovac Biotech Ltd.
Tel:  +86-10-8279-9871/9659
Fax:  +86-10-6296-6910
Email: ir@sinovac.com

Investors:
Stephanie Carrington
The Ruth Group
Tel:  +1-646-536-7017
Email: scarrington@theruthgroup.com

Media:
Aaron Estrada
The Ruth Group
Tel:  +1-646-536-7028
Email: aestrada@theruthgroup.com

SINOVAC BIOTECH LTD.
Consolidated Balance Sheets
(Unaudited)
March 31,2013
(Expressed in U.S. Dollars)

	March 31,2013	December 31,2012
Cash and cash equivalents	91,562,252	91,240,956
Accounts receivable	27,343,747	23,440,135
Inventories	12,216,885	10,529,476
Prepaid expenses and deposits	934,590	1,072,078
Other assets	1,455,089	-
Total current assets	133,512,563	126,282,645

Property, plant and equipment	69,028,391	69,171,601
Land-use right	10,876,860	10,911,782
Long-term inventory	-	28,692
Long-term prepaid expenses	245,454	289,766
Deposits for acquistion of equipment	623,601	483,278
Deferred tax asset	444,481	445,589
License and permit	1,053,253	1,149,914
Total assets	215,784,603	208,763,267

Current liabilities
Loans payable	5,753,714	3,328,590
Accounts payable and accrued liabilities	26,862,950	24,777,808
Income tax payable	239,517	238,775
Deferred revenue	213,821	1,378,425
Deferred research grants	432,437	431,097
Total current liabilities	33,502,439	30,154,695

Deferred research grants	4,433,927	4,068,602
Loans payable	36,218,996	31,181,235
Due to related party	3,240,162	3,230,125
Deferred revenue - H5N1	10,826,303	10,693,247
Total long-term liabilities	54,719,388	49,173,209

Total liabilities	88,221,827	79,327,904

Commitments and contingencies
Stockholder's equity
Common stock	55,099	55,092
Additional paid in capital	106,506,367	106,245,934
Accumulated other comprehensive income	11,975,712	11,770,927
Dedicated reserves	11,808,271	11,808,271
Accumulated deficit	(14,164,251)	(12,156,414)
Total stockholders' equity	116,181,198	117,723,810

Non-controlling interest	11,381,578	11,711,553
Total equity	127,562,776	129,435,363
Total equity and liability	215,784,603	208,763,267

SINOVAC BIOTECH LTD.
Consolidated Statements of Operations and Comprehensive Income (loss)
March 31,2013
(Unaudited)
(Expressed in U.S. Dollars)

	Jan-Mar 2013	Jan-Mar 2012
Sales	10,052,215	5,973,467
Cost of sales(exclusive of depreciation of land use right and amortization of licenses and permits of $103,762 and $54,979 in the first quarter of 2013 and 2012 respectively)	2,991,864	2,255,289
Gross profit	7,060,351	3,718,178

Selling, general and administrative expenses	6,363,357	4,320,289
Provision for doubtful account	282,190	-
Research and development expenses	1,847,607	7,342,172
Depreciation of property, plant and equipment and amortization of licenses and permits	772,146	307,443
Loss on disposal and Impairment of equipment	(2,401)	-
Government grants recognized in income	-	(71,204)
Total operating expenses	9,262,899	11,898,700
Operating income	(2,202,548)	(8,180,522)

Interest and financing expenses	(663,087)	(214,320)
Interest income	441,318	597,671
Other income and expenses	60,762	118,078
Loss before income taxes and Minority interest	(2,363,555)	(7,679,093)
Income taxes -current	-	2,902
Income taxes -deferred	(2,489)	-
Income tax expense - total	(2,489)	2,902.00

Consolidated Net Loss	(2,366,044)	(7,676,191)
Net Income attributable to the noncontrolling interest	(358,207)	(2,063,136)
Net Income attributable to stockholders	(2,007,837)	(5,613,055)
Net Loss	(2,366,044)	(7,676,191)

Foreign currency translation adjustment	233,709	646,783
Total comprehensive income (loss)	(2,132,335)	(7,029,408)
Less: comprehensive (income) loss attributable to non-controlling interests	(329,283)	(1,979,589)
Comprehensive income (loss) attributable to stockholders	(1,803,052)	(5,049,819)

Weighted average number of shares of
Basic	55,097,228	54,608,919
Diluted	55,097,228	54,608,919

Loss per share
Basic	(0.04)	(0.10)
Diluted	(0.04)	(0.10)

SINOVAC BIOTECH LTD.
Consolidated Statements of Cash Flow
March 31,2013
(Unaudited)
(Expressed in U.S. Dollars)

	Jan-Mar 2013	Jan-Mar 2012
Cash flows from (used in) operating activities:
Net income(loss)	(2,366,044)	(7,676,191)
Deferred income tax	2,489	(2,902)
Stock-based compensation	75,839	80,175
Inventory provison	-	85,864
Provision for (recovery of) doubtful allowance	282,190	-
Disposal of Fixed assets	436,739	-
Fixed assets impairment	-	-
Unrealized foreign exchange and gain	-	(210,581)
Research and development expenditures qualified for government grant	-	(79,113)
Depreciation of property, plant and equipment,	1,698,367	1,252,550
Deferred government grants recognized as income	-	(71,204)
Accreation expenses	-	68,391
Changes in assets and liabilities:	-	-
Accounts receivable, trade	(3,777,167)	(1,285,806)
Inventory	(3,075,056)	(1,319,475)
Income tax payable	-	12,210
Prepaid expenses and deposits	(143,749)	782,156
Defer revenue	(1,066,999)	(99,517)
Accounts payables and accrued liabilities	2,364,764	(3,404,810)
Net cash provided by operating activities	(5,568,627)	(11,868,253)

Cash flows from financing activities
Loan proceed	7,479,781	2,023,939
Loan Payments	-	-
Proceeds from issuance of common stock	164,000	3,040
Proceed from shares subscribed	-	-
Exercise of stock options	10,880	47,360
Government grant received	303,626	-
Repayment from (loan to) non-controlling shareholder of Sinovac Beijing	-	(800,717)
Repayment from (loan to) non-controlling shareholder of Sinovac Dalian	-	3,175,266
Net cash provided by financing activities	7,958,287	4,448,888

Cash flows from investing activities:
Proceeds from disposal of equipment	-	-
Proceeds from redemption of short-term investments	-	-
Purchase of short-term investments	-	-
Prepayments for acquisition of equipment	(138,554)	-
Acquisition of property, plant and equipment	(2,021,953)	(2,960,461)
Net cash used in investing activities	(2,160,507)	(2,960,461)

Exchange gain on cash and cash equivalents	92,143	582,778

Increase in cash and cash equivalents	321,296	(9,797,048)

Cash and cash equivalents, beginning of year	91,240,956	104,286,695

Cash and cash equivalents, end of year	91,562,252	94,489,647